Exhibit 99.1
Satyam announces Board Meeting on Dec 29
To consider buy back option
HYDERABAD, India, December 18, 2008: Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced its Board Meeting on December 29, 2008 to consider the proposal for buyback of company shares.
“Based on input from our shareholders and investors, we decided to call off the Satyam-Maytas acquisition. Satyam has called this Board Meeting to consider the proposal for buyback of shares”, said Srinivas Vadlamani, Chief Financial Officer, Satyam Computer Services Ltd.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.
*As of September 30, 2008

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:
India                                    Deepa Jayaraman deepa.jayaraman@ipan.com

+91-981-980-8681
Ajith Henry ajith.henry@ipan.com
+91-982-081-4870
US	Melissa Baratta mbaratta@ricochetpr.com
+1-212-679-3300 ext. 118
Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com
+44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au
+61-439-408-484
Reshma Wad Jain Reshma@wer1.net
+65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.
Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.